Exhibit 77(E)


CALAMOS GLOBAL DYNAMIC INCOME FUND

SUB-ITEM 77E

On April 21, 2008, Calamos Global Dynamic Income Fund ("CHW"), a closed-end fund managed by Calamos Advisors LLC, and other parties were named in a class action complaint filed in the U.S. District Court for the Southern District of New York (Miller v. Calamos, et al., Case No. 08 CIV 3756). The complaint alleges that CHW violated Sections 11 and 12(a)(2) of the Securities Act of 1933 by failing to adequately disclose the risk of auction failures with respect to its auction rate preferred stock. Calamos believes the allegations in the complaint are completely without merit and that the disclosures in the fund's registration statement and prospectus were appropriate and complied with the federal securities laws.